UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

ENTERGY ENTERPRISES, INC.
 ___________________________________________________________________
(Exact Name of Reporting Company)

A                      Subsidiary                 Service Company
         ("Mutual " or "Subsidiary")

Date of Incorporation December 30, 1983      If not Incorporated, Date of Organization ________________

State or Sovereign Power under which Incorporated or Organized Louisiana

Location of Principal Executive Offices of Reporting Company 639 Loyola Avenue, New Orleans, Louisiana  70113

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Stephen A. Lorio.                              Vice President                   P.O. Box 61000, New Orleans, La. 70116
                      (Name)                                                      (Title)                                                               (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Entergy Corporation

INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing.
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies.
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. Period Covered by Report.
The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format.
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed.
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01(b)).

6. Deficits Displayed.
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c))

7. Major Amendments or Corrections.
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions.
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart.
The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation.
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed.
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

2 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

Schedule I - Comparative Balance Sheet

Give balance sheet of the Company as of December 31 of the current and prior year.

Account	Assets and Other Debits	As of December 31
		Current	Prior
	Service Company Property

101	Service company property (Schedule II)	$4,307,416	$3,387,415
107	Construction work in progress (Schedule II)	-	-
	Total Property	$4,307,416	$3,387,415

108	Less accumulated provision for depreciation and amortization of service
	company property (Schedule III)	4,009,937	2,181,707
	Net Service Company Property	$297,479	$1,205,708

	Investments

123	Investments in associate companies (Schedule IV)	-	-
124	Other Investments (Schedule IV)	1,396,508	896,508
128	Special Funds (Schedule IV)	-	-
	Total Investments	1,396,508	896,508

	Current and Accrued Assets

131	Cash	100,768	100,750
134	Other special deposits (Schedule IV)	150,679	157,013
135	Working funds	3,648,436	2,009,563
136	Temporary cash investments (Schedule IV)	3,321,626	2,634,518
141	Notes Receivable	2,063,921	2,063,753
142	Customer Accounts Receivable	60	-
143	Accounts receivable	18,565	66,222
144	Accumulated provision of uncollectible accounts	(2,063,753)	(2,063,753)
145	Notes Receivable - Associated Companies (Schedule IV)	4,845,665	26,373,173
146	Accounts receivable from associate companies (Schedule V)	4,432,690	11,036,901
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	17,967	19,195
165	Prepayments	160,929	101,015
174	Miscellaneous current and accrued assets (Schedule VIII)	(735,544)	(210,387)
	Total Current and Accrued Assets	15,962,009	42,287,964

	Deferred Debits

181	Unamortized debt expense	-	158,485
183	Preliminary survey and investigation charges	19,734	19,734
184	Clearing accounts	(23,677)	4,054
186	Miscellaneous deferred debits (Schedule IX)	7,075,938	11,422,882
188	Research, development, or demonstration expenditures (Schedule X)	(214,180)	(175,266)
190	Accumulated deferred income taxes	16,241,389	22,293,770
	Total Deferred Debits	23,099,204	33,723,659

	TOTAL ASSETS AND OTHER DEBITS	$40,755,201	$78,113,839

	* Note: Amounts may not foot due to rounding.

4 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

Schedule I - Comparative Balance Sheet

Account	Account Liabilities and Proprietary Capital	As of December 31
		Current	Prior
	Proprietary Capital

201	Common stock issued (Schedule XI)	$57,400,000	$57,400,000
211	Miscellaneous paid-in-capital (Schedule XI)	396,321,597	395,658,686
216	Unappropriated retained earnings (Schedule XI)	(422,815,533)	(414,430,897)
	Total Proprietary Capital	$30,906,064	38,627,789

	Long-Term Debt

223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-
227	Capital Leases	-	-
228	Accumulated Misc. Operating Provision	1,676,209	1,670,815
	Total Long-Term Debt	1,676,209	1,670,815

	Current and Accrued Liabilities

231	Notes payable	-	-
232	Accounts payable	1,465,492	6,400,932
233	Notes payable to associate companies (Schedule XIII)	-	-
234	Account payable to associate companies (Schedule XIII)	264,418	12,472,534
235	Customer Deposits-Recieveable	1,000
236	Taxes accrued	(11,393,054)	(1,505,447)
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	(1,578,891)	(2,875,184)
242	Miscellaneous current and accrued liabilities (Schedule XIII)	2,345,543	3,490,839
	Total Current and Accrued Liabilities	(8,895,492)	17,983,675

	Deferred Credits

253	Other deferred credits	17,068,421	19,831,559
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	17,068,421	19,831,559

282	Accumulated Deferred Income Taxes

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$40,755,201	$78,113,839

	* Note: Amounts may not foot due to rounding.

5 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule II - Service Company Property

		Balance at		Retirements		Balance
		Beginning		or	Other (1)	at Close
	Description	of Year	Additions	Sales	Changes	of Year

Service Company Property

Account
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	355,889		-	920,001	1,275,890
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	-	-	-	-	-
306	Leasehold Improvements	-	-	-	-	-
307	Equipment	-	-	-	-	-
308	Office Furniture and					-
	Equipment	1,591,485	-	-	-	1,591,485
309	Automobiles, Other Vehicles
	and Related Garage Equipment	-	-	-	-	-
310	Aircraft and Airport Equipment	-	-	-	-	-
311	Other Service Company	1,440,041	-	-	-	1,440,041
	Property (3)
	SUB-TOTAL	3,387,415	-	-	920,001	4,307,416
107	Construction Work in Progress	-	-	-	-	-
	TOTAL	$3,387,415	-	-	$920,001	$4,307,416

(1) Provide an explanation of those changes considered material:
$920,001 billed from ESI (construction work in progress closed to plant).

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

						Balance at
	Subaccount Description				Additions	Close of Year
Office Furniture and Equipment
	Furniture				$ -	$1,011,905
	Computer Equipment				-	483,149
	Telephone				-	6,290
	Computer Software				-	90,142
				TOTAL	$ -	$1,591,485

(3) Describe other service company property:
	$1,133,195 investment in ETHC property.
	$150,366 investment in software capital - 1999
	$126,136 investment in ERS property
	$30,344 in other capital

* Note: Amounts may not foot due to rounding.

6 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule III - Accumulated Provision for Depreciation and Amortization of Service Company Property

		Balance at	Additions		Other	Balance
		Beginning	Charged to		Changes Add	at Close
	Description	of Year	Account 403	Retirements	(Deduct) (1)	of Year

Account
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	217,943	992,355	-	-	1,210,297
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	-	-	-	-	-
306	Leasehold Improvements	-	-	-	-	-
307	Equipment	-	-	-	-	-
308	Office Furniture and Fixtures	1,963,764	835,875	-	-	2,799,640
309	Automobiles, Other Vehicles	-	-	-	-	-
and Related Garage Equipment
310	Aircraft and Airport Equipment	-	-	-	-	-
311	Other Service Company	-	-	-	-	-
Property

	TOTAL	$2,181,707	$1,828,230	$ -	$ -	$4,009,937

(1) Provide an explanation of those changes considered material:
N/A

* Note: Amounts may not foot due to rounding.

7 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule IV - Investments

Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 123 - Investment in Associate Companies	$ -	$ -
Account 124 - Investments (Options on land purc)hase	-	-
Investment in ECD Investments, 10 Class C Shares	896,508	1,396,508
Account 128 - Special Funds	-	-
Account 134 - Special Funds	157,013	150,679
Account 136 - Temporary Cash Investments	-	-
Money market	2,634,518	3,321,626

Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has accommodation or convenience payments for associate companies, a separte listing of total payments for each.

	Balance at	Balance at
Description	Beginning of Year	Close of Year
Account 146 - Accounts Receivable from Associate Companies

See page 8-A	11,036,901	4,432,690
TOTAL	$11,036,901	$4,432,690

		Total
Analysis of Convenience or Accommodation Payments:		Payments

See page 8-C		477,993
TOTAL PAYMENTS		$477,993

* Note: Amounts may not foot due to rounding.

8 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
For the Year Ended December 31, 2004

Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodations or convenience payments for assocate companies, a separate listing of total payments for each associate company b

	Balance at	Balance at
Description	Beginning of Year	Close of Year
Account 146 - Accounts Receivable from Associate Companies
Entergy Power Development Corp.	$442,910	($478)
Entergy International, Ltd, LLC	335,664	6
Entergy Power, Inc.	65,112	(1,134)
Entergy Ventures Holding Company, Inc.	45	-
Entergy Nuclear Holding Co. #1	10	-
Entergy Operations Services, Inc.	176,959	1
Entergy Power Operations U.K.	-	337,672
Entergy Technologies Holding Co.	415,359	2
Entergy Services Inc.	220,672	257,014
Entergy Holdings, LLC	27,073	-
Entergy Thermal LLC	157,432	(7,451)
Entergy Power International Holdings Corp.	552,074	(6,614)
Entergy Technologies Corp.	123,019	27,005
Entergy Enterprises Inc. (Divisions)	-	10
Entergy Nuclear Inc.	1,061,314	(276)
Entergy Nuclear Finance Holding, Inc.	44	-
Entergy Power Generation Corp.	3,318	2,970,333
Entergy Trading & Marketing	(39,225)	-
Entergy Power Operations U.S., Inc.	504,066	161,966
Northern Iowa Wind, LLC	35,581	-
Entergy Mississippi, Inc.	-	58
Warren Power LLC	18,868	8,058
Entergy Power Gas Operations Corp	916	(281)
Entergy Global Investments, Inc.	73,580	20,288
Entergy Nuclear Generation Corp	622,361	6
Entergy Nuclear Indian Point 3, LLC	742,314	7
Entergy Nuclear Fitzpatrick, LLC	414,819	6
TLG Services, Inc.	129,282	1
Entergy Solutions Supply, Ltd.	15,733	-
Entergy International Holding, LLC	-	8,071
TOTAL (for this page)	6,099,299	3,774,268

* Note: Amounts may not foot due to rounding.

8A of 27 pages

Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodations or convenience payments for assocate companies, a separate listing of total payments for each associate company b

	Balance at	Balance at
Description	Beginning of Year	Close of Year
Account 146 - Accounts Receivable from Associate Companies
Entergy Solutions Management Services, LLC	20,600	-
Entergy Procurement Exchange Holding Company	11,857	-
Entergy Nuclear Operations, Inc.	68,742	32
Entergy Resources, Inc.	948,905	5,879
Entergy Power RS Corp	-	32,376
Entergy Power Gas Holding Corp	152	-
Entergy Power E and C Holding	13,547	-
EWO Marketing, LP	87,093	(1,948)
Entergy Nuclear Indian Point 2, LLC	882,727	8
Entergy Solutions Select, Ltd.	22,790	-
Entergy Solutions Essentials, Ltd.	15	-
Entergy Commerce, Inc.	16,042	-
Entergy-Koch Trading LP	130,331	248,251
Entergy UK Enterprises Ltd., LLC	10,833	-
Entergy Retail Texas, Inc.	43	-
Entergy Solutions District Cooling, LP	204,423	(105,751)
Entergy Solutions District Energy LLC	370,941	-
Entergy Solutions, Ltd	1,040,410	2,171
Entergy Thermal UNO	583	217
Entergy Nuclear Vermont Yankee, LLC	427,273	5
Entergy Asset Management, Inc.	674,129	460,277
Entergy Nuclear Nebraska, LLC	6,166	1
EN Services, LP	-	16,904
TOTAL (for this page)	4,937,602	658,421
TOTAL (both pages)	$11,036,901	$4,432,690

* Note: Amounts may not foot due to rounding.

8B of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
For the Year Ended December 31, 2004

Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodations or convenience payments for associate companies, a separate listing of total payments for each associate company
Analysis of Convenience or Accommodation Payments:		Payments
Entergy Nuclear, Inc.
Entergy Thermal LLC		$78,020
Entergy Asset Management, Inc.		8,292
Entergy Nuclear Generation Corp		9
Entergy Nuclear Indian Point 3, LLC		10
Entergy MHK Retail, LLC		1,960
Entergy Solutions Supply Ltd.		306,791
Entergy Nuclear Indian Point 2, LLC		9
Entergy Operations Services, Inc.		82,800
Entergy Nuclear Fitzpatrick, LLC		10
Entergy Nuclear Vermont Yankee, LLC		6
Entergy Resources, Inc.		86

	TOTAL PAYMENTS	$477,993

* Note: Amounts may not foot due to rounding.

8C of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule VI - Fuel Stock Expenses Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total

Account 152 - Fuel Stock Expenses Undistributed	NONE	NONE	NONE

TOTAL	$ -	$ -	$ -

Summary:

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule VII - Stores Expense Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total

Account 163 - Stores Expense Undistributed	$10,274	$7,693	$17,967

TOTAL	$10,274	$7,693	$17,967

* Note: Amounts may not foot due to rounding.

9 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule VIII - Miscellaneous Current and Accrued Assets

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

		Balance at	Balance at
Description		Beginning of Year	Close of Year
Account 174 - Miscellaneous Current and Accrued Assets

ESI credits for construction work in progress		($210,387)	($735,544)

	TOTAL	($210,387)	($735,544)

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule IX - Miscellaneous Deferred Debits

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

		Balance at	Balance at
Description		Beginning of Year	Close of Year
Account 186 - Miscellaneous Deferred Debits

Employee Benefits and Taxes		$7,698,291	$6,473,800
Misc. Deferred ESI Costs		248,637	296,279
Deferred Employee Expenses		(56,053)	-
Deferred Restructuring Costs		2,851,028	(46)
Deferred Project Costs		(500)	-
Deferred Divestiture Costs		681,479	305,904

TOTAL		$11,422,882	$7,075,938

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule X - Research, Development or Demonstration Expenditures

Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

Description			Amount

Account 188 - Research, Development, or Demonstration Expenditures

Active Development Costs			(214,180)

		TOTAL	$ (214,180)

* Note: Amounts may not foot due to rounding.

10 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule XI - Proprietary Capital

		Number of Shares	Par or Stated	Outstanding Close of Period
Account Number	Class of Stock	Authorized	Value Per Share	No. of Shares	Total Amount
201	Common Stock Issued	100,000	NONE	57,400	57,400,000

Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

	Description				Amount

Account 211 & 207	Miscellaneous Paid-in Capital
	Beginning Balance				$ 395,658,686
	Capital contributions from Entergy Corp. and affiliate subsidiaries to invest in other businesses and to fund domestic and international power development				662,911

	Ending Balance				396,321,597

Account 215	Appropriated Retained Earnings				NONE

				TOTAL	$ 396,321,597

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		Balance at	Net Income	Dividends	Balance at
	Description	Beginning of Year	-or (loss)	Paid	Close of Year

Account 216 -	Unappropriated Retained Earnings	(414,430,897)	(8,384,636)	-	(422,815,533)

	TOTAL	($414,430,897)	($8,384,636)	-	($422,815,533)

* Note: Amounts may not foot due to rounding.

11 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

For the Year Ended December 31, 2004

Schedule XII - Long-Term Debt

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	Terms of Obligation				Balance at			Balance at
	Class & Series	Date of	Interest	Amount	Beginning			Close
Name of Creditor	of Obligation	Maturity	Rate	Authorized	of Year	Additions	Deductions(1)	of Year

Account 223 - Advances from
Associate Companies:
NONE	NONE	-	-	-	-	-	-	-

Account 224 - Other Long-Term
Debt:		-	-	-	-	-	-	-
NONE	NONE

				TOTAL	$ -	$ -	$ -	$ -

12 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule XIII - Current and Accrued Liabilities

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

		Balance at	Balance at
Description		Beginning of Year	Close of Year

Account 233 - Notes Payable to Associate Companies		$ -	$ -

	TOTAL	$ -	$ -

Account 234 - Accounts Payable to Associate Companies
Entergy Services, Inc.		$11,766,239	($87,956)
Entergy Power Crete Corp.		12,584	-
EN Services LP		338,399	-
Entergy Power RS, LLC		91,908	-
Entergy Louisiana, Inc		(49,041)	-
Entergy Gulf States, Inc		4,876	-
Entergy Mississippi, Inc		47,704	124,969
Entergy Operations, Inc		212	-
Entergy Arkansas, Inc		926	-
Entergy Solutions District Cooling, LP		-	111,877
Entergy Corporation		258,726	86,661
Entergy Nuclear Operations, Inc		-	42
Entergy Solutions Management Services		-	119
Entergy Enterprises, Inc		-	10
Entergy Assets Management, Inc		-	7,899
Entergy Global, LLC		-	20,797
	TOTAL	$12,472,534	$264,418

Account 242 - Miscellaneous Current and Accrued Liabilities
Benefit Plans		$1,654,694	$1,654,694
Accrued Liabilities-Rent		(360,352)	(183,799)
Accrued Liabilities-Incentive Compensation		818,070	172,104
Accrued Liabilities-Stock Options		675,885	-
Accrued Liabilities-Maritza		705,416	705,416
Accrued Liabilities-Other		(2,873)	(2,873)
	TOTAL	$3,490,839	$2,345,543

* Note: Amounts may not foot due to rounding.

13 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See pages 13-B through 13-D

13A of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004|

Schedule XIV - Notes to Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

Entergy Enterprises, Inc. (Enterprises or the Company), formerly Electec, Inc., is a diversified subsidiary of Entergy Corporation (Entergy) chartered in December 1983 to market the Entergy System's (the System) capabilities, expertise, and resources, and to engage in preliminary development activity relating to investments in qualifying facilities under the Public Utility Regulatory Policies Act.

Enterprises' principal activities during 2004 included: (1) engaging in preliminary development activities with respect to various investment opportunities for the Entergy System, (2) marketing to non-associates the System's expertise and capabilities in energy-related areas, (3) marketing to non-associates intellectual property developed by System companies, (4) providing various consulting, management, administrative and support services to certain associate companies, and (5) providing indirectly through one or more special purpose subsidiary companies of Entergy various operations and maintenance services to non-associate or certain associate companies,.

Enterprises was first authorized to conduct business as a subsidiary company for the System by order of the SEC dated January 11, 1983.

All transactions between Enterprises and other System companies generally are on a full cost reimbursement basis, except that, pursuant to SEC orders and/or regulations, (1) Enterprises must reimburse Entergy Services, Inc. and certain other regulated System companies for services at cost plus 5% and (2) Enterprises may charge market-based rates for services provided to non-utility associate companies under certain circumstances.

B. System of Accounts

The accompanying financial statements include the accounts of Enterprises, which are maintained in accordance with the system of accounts prescribed by the SEC.

C. Cash and Cash Equivalents

Enterprises considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

D. Depreciation and Amortization

Depreciation is computed on the declining balance method for Enterprises over the estimated useful lives of the furniture, computers and office equipment. Leasehold costs and improvements are amortized over their estimated useful lives (five years).

         E. Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         F. Income Taxes

The company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities and loss carryforwards. Deferred tax balances are based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

The Company joins its parent and the other Entergy subsidiaries in filing a consolidated Federal income tax return. Income taxes (or benefits) are allocated to the Company in proportion to its contribution to consolidated taxable income.

2. TRANSACTIONS WITH AFFILIATES

Entergy Services, Inc. provides technical and consulting services and other assistance to Enterprises at cost plus 5% which amounted to $58,205,047 and $91,398,117 for the years 2004 and 2003, respectively.

3.  INCOME TAXES

The tax sharing agreement with Entergy provides that the Company will receive tax benefits for its taxable loss utilized by other members of the consolidated group. Accordingly, the Company receives the tax benefit of the cumulative losses in jurisdictions in which the Company files combined or consolidated returns (U.S. Federal, Arkansas, and Mississippi for 2004).

Deferred income taxes are provided in recognition of temporary differences between the financial reporting and income tax basis of assets and liabilities and loss carryforwards. Deferred income tax assets (liabilities) are comprised of the following at December 31, 2004 and 2003.

Deferred Tax Assets/(Liabilities)	2004	2003
Equipment and fixed assets	$(1,476,666)	$ (309,635)
Deferred charges and other	5,285,385	5,285,385
Unrealized loss on marketable securities	2,827,178	2,827,178
Other intangible assets	8,059,605	12,944,954
Business development assignment	1,545,887	1,545,887
State net operating loss carryforwards	624,922	417,395
Gross deferred tax asset/(liabilities)	16,866,389	22,711,165
State deferred tax valuation allowance	(624,922)	(417,395)
Net Deferred Tax Assets/(Liabilities)	$16,241,389	$22,293,770

The ultimate realization of these deferred tax assets is dependent upon future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. The valuation allowance is based upon management's conclusions that sufficient positive evidence, as defined by FAS 109, regarding the realization of certain tax carryforward items does not exist. Such items generally relate to state loss carryforwards in states in which Entergy or its subsidiaries do not file a combined or consolidated return.

The provision for intercompany (benefit) expense in lieu of federal income taxes for the year ended December 31, 2004 and 2003 consisted of the following:
	2004	2003

Current:
Federal	$ (11,436,936)	$ (12,354,372)
State	(185,074)	121,044
Total Current Income Tax Expense (Benefit)	(11,622,010)	(12,233,328)

Deferred:
Federal	7,114,906	8,473,165
State	-	-
Total Deferred Income Tax Expense	7,114,906	8,473,165

Recorded Income Tax Expense (Benefit)	$ (4,507,104)	$ (3,760,163)

The Company's total income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes. The primary reason for the difference is the effect of state income taxes.

At December 31, 2004, the Company had net operating loss carryforwards available for state income tax reporting purposes of approximately $12.0 million. These net operating loss carryforwards expire during various periods through 2018 depending on the taxing jurisdiction.

4.  OTHER INVESTMENTS

In 2001, Entergy Enterprises, Inc. acquired 10 Class C shares from ECD Investments, LLC (A business development and finance organization serving poverty-stricken areas in western Mississippi, eastern Arkansas, and northeastern Louisiana). As of December 31, 2004, the amount of the investment was $1,396,508.

5. COMMON STOCK

At December 31, 2004, Enterprises is authorized, by its Charter, to issue 100,000 shares of its common stock.

It is anticipated that Enterprises' cash flow generated by ongoing operations may not be sufficient to fund all of Enterprises' obligations. Further investment by Entergy in Enterprises may take the form of additional purchases of common stock, capital contributions, loans, and/or open account advances (without interest).

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule XV Comparative Statement of Income

Account	Description	Current Year	Prior Year

	Income
457	Services rendered to associate companies	$66,855,143	$137,586,070
458	Services rendered to nonassociate companies	61,275	65,010
418	Subsidiary Income	-	-
419	Interest Income	493,752	566,568
421	Miscellaneous income or loss	3,254,415	414,794
	Total Income	70,664,584	138,632,441

	Expense
920	Salaries and wages	3,283,346	18,523,698
921	Office supplies and expenses	1,472,967	5,812,020
922	Administrative expense transferred - credit	-	(2,145,857)
923	Outside services employed	63,146,872	105,040,946
924	Property insurance	26,849	23,326
925	Injuries and damages	2,673,668	249,020
926	Employee pensions and benefits	5,356,455	2,603,598
928	Regulatory commission expense	120	-
930.1	General advertising expenses	1	-
930.2	Miscellaneous general expenses	(1,160,466)	12,352,372
931	Rents	6,094,611	6,265,358
932	Maintenance of structures and equipment	97,064	294,373
940	Active Development	-	2,145,857
403	Depreciation and amortization expense	1,754,441	1,021,405
408	Taxes other than income taxes	527,192	1,708,673
409	Income taxes	(11,622,011)	(12,233,328)
410	Provision for deferred income taxes	7,114,907	8,473,165
416	Cost & Expense of Merchandising	-	-
421	Misc Nonoperating Income/Loss	25,467	-
426.1	Donations	760	117
426.3	Penalties	3,758	57
426.5	Other deductions	206	863
431	Other interest expense	50,821	14
	Total Expense	78,847,029	150,135,677

	Net Income or (Loss)	($8,182,444)	($11,503,236)

	* Note: Amounts may not foot due to rounding.

14 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Analysis of Billing

Associate Companies - Account 457

	Direct	Indirect	Compensation	Total
	Costs	Costs	For Use	Amount
Name of Associate Company	Charged	Charged	of Capital	Billed
	457-1	457-2	457-3

Entergy Resources, Inc.	$294,593	$393,834		$688,427
Entergy Power International Holdings Ltd.	82,557	6,855,343		6,937,900
Entergy Asset Management, Inc.	360,717	5,391,151		5,751,867
Entergy Ventures Holding Co., Inc.	-	45		45
Entergy-Koch Holdings III, LLC	(6,017)	36,652		30,635
Entergy Power E&C Holdings	3,063	57,750		60,813
Northern Iowa Windpower LLC	55	234,759		234,814
Entergy Power, Inc.	(313,973)	384,490		70,517
Entergy Power Gas Operations Corporation	4,976	14,646		19,622
Entergy Power Gas Holdings Corporation	13	7,394		7,407
Entergy Power Development Corp.	2,268,584	1,406,011		3,674,595
Entergy Power Operations U.S., Inc.	4,204,465	234,583		4,439,048
Warren Power LLC	132,223	22,633		154,855
Entergy Holding, LLC	821	85,450		86,271
Entergy Thermal LLC	613,467	507,263		1,120,730
EEI Divisions	(1,967,708)	5,725,391		3,757,683
Entergy Nuclear Generation Corp.	73,879	5,783,556		5,857,434
Entergy Nuclear, Inc.	38,043	6,439,228		6,477,271
Entergy Nuclear Indian Point 3 LLC	64,115	5,960,742		6,024,857
Entergy International Holdings Ltd.	392	19,045		19,437
Entergy Power RS, LLC	405,165	23,496		428,662
Entergy Technology Corp.	713,419	919,082		1,632,501
Entergy Business Solutions, LLC	5	0		6
Entergy Global, LLC	954	347,913		348,867
Entergy MHK Retail	-	2,034		2,034
Entergy Nuclear Operations Inc.	4,298	118,263		122,562
Entergy Operations Services, Inc	5,908	416,226		422,135
Entergy Procurement Exchange Holdings Company	7,520	35,995		43,515
Entergy Solutions Management Services	4,294	31,782		36,076
Entergy Solutions, Ltd.	98,668	(7,175,948)		(7,077,280)
Entergy Solutions Select, Ltd.	11,475	399,132		410,607
Entergy Solutions Supply, Ltd.	1,666	24,546		26,212
Entergy Solutions Essentials, Ltd.	-	987		987
Entergy Retail Texas, Inc.	557	7,421		7,978
Entergy UK Enterprises, Ltd.	4,372	80,022		84,394
Entergy Nuclear Fitzpatrick LLC	67,057	5,434,904		5,501,961
TLG Services	11,224	486,117		497,341
Entergy Technology Holding Company	243	973,094		973,337
Entergy Nuclear Indian Point 2 LLC	17,302	7,254,968		7,272,270
Entergy Commerce, Inc.	357	48,276		48,633
Entergy Nuclear Vermont Yankee LLC	60,295	4,625,281		4,685,576
EWO Marketing LP	386,364	438,574		824,938
Entergy International, Ltd.	(1,562)	2,833,669		2,832,107
EN Services LP	431,391	26,269		457,660
Entergy Thermal UNO LLC	217	(3)		214
Entergy Power Operations UK, Ltd.	388,672	-		388,672
Entergy District Energy Holdings LLC	(27,828)	13,653		(14,175)
Entergy Solutions District Coolings LP	336,778	320,623		657,400
Entergy Nuclear Finance Holding, Inc.	81	870		951
Entergy Nuclear Nebraska LLC	(137,181)	642,192		505,010
Entergy Power Generation Corp.	(239)	257,806		257,568
EWO Wind II, LLC	(8,415)	57,862		49,446
Entergy Nuclear Operations Services, LLC	-	(26)		(26)
Entergy Corp.	12,774	-		12,774

TOTAL	$8,650,096	$58,205,047	$ -	$66,855,143

* Note: Amounts may not foot due to rounding.

15 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Analysis of Billing

Nonassociate Companies - Account 458

Instruction:
Provide a brief description of the services rendered to each nonassociate company:

	Direct	Indirect	Compensation		Excess	Total
	Cost	Cost	For Use	Total	Or	Amount
Name of Nonassociate Company	Charged	Charged	of Capital	Cost	Deficiency	Billed
	458-1	458-2	458-3		458-4

Louisiana Hydroelectric LP	61,275	-	-	61,275	-	61,275

TOTAL	$61,275	$ -	$ -	$61,275	$ -	$61,275

* Note: Amounts may not foot due to rounding.

16 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule XVI - Analysis of Charges for Service - Associate and Nonassociate Companies

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		Associate Company Charges			Nonassociate Company Charges			Total Charges for Service
		Direct	Indirect		Direct	Indirect		Direct	Indirect
Acct	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total

920	Salaries and Wages	$ 2,861,385	$ 213,763	$ 3,075,148	$ -	$ -	$ -	$ 2,861,385	$ 213,763	$ 3,075,148
921	Office Supplies and Expenses	628,012	46,916	674,928	-	-	-	628,012	46,916	674,928
922	Administrative Exp Transferred - Credit	-	-	-	-	-	-	-	-	-
923	Outside Services Employed	58,031,653	4,335,326	62,366,979	-	-	-	58,031,653	4,335,326	62,366,979
924	Property Insurance	25,728	1,922	27,650	-	-	-	25,728	1,922	27,650
925	Injuries and Damages	2,656,175	198,433	2,854,608	-	-	-	2,656,175	198,433	2,854,608
926	Employee Pensions and Benefits	4,354,029	325,273	4,679,302	-	-	-	4,354,029	325,273	4,679,302
928	Regulatory commission expense	-	-	-	-	-	-	-	-	-
930.1	General Advertising Expenses	-	-	-	-	-	-	-	-	-
930.2	Miscellaneous General Expenses	(1,082,347)	(80,858)	(1,163,205)	-	-	-	(1,082,347)	(80,858)	(1,163,205)
931	Rents	2,607,500	194,797	2,802,297	-	-	-	2,607,500	194,797	2,802,297
932	Maintenance of Structures and Equip.	96,654	7,221	103,875	-	-	-	96,654	7,221	103,875
940	Active Development	-	-	-	-	-	-	-	-	-
403	Depreciation and Amortization Expense	1,825,157	136,351	1,961,508	-	-	-	1,825,157	136,351	1,961,508
408	Taxes Other Than Income Taxes	227,087	16,965	244,052	-	-	-	227,087	16,965	244,052
409	Income Taxes	-	-	-	-	-	-	-	-	-
410	Provision for Deferred Income Taxes	-	-	-	-	-	-	-	-	-
416	Cost & Exp of Merchandising	-	-	-	-	-	-	-	-	-
418	Earnings from Subsidiary	-	-	-	-	-	-	-	-	-
419	Interest Income	-	-	-	-	-	-	-	-	-
421	Other Income/Deductions	-	-	-	-	-	-	-	-	-
426.1	Donations	400	30	430	-	-	-	400	30	430
426.3	Penalties	1,716	128	1,844
426.5	Other Deductions	-	-	-	-	-	-	-	-	-
431	Other Interest Expense	19,735	1,474	21,209	-	-	$ -	19,735	1,474	21,209

	TOTAL EXPENSES	72,252,884	5,397,741	77,650,625	-	-	-	72,251,168	5,397,613	77,648,781
	Compensation for use of Equity Capital	-	-	-	-	-	-	-	-	-
	430 Interest on Debt to Associate Companies	-	-	-	-	-	-	-	-	-
	TOTAL COST OF SERVICE	$ 72,252,884	$ 5,397,741	$ 77,650,625	$ -	$ -	$ -	$ 72,251,168	$ 5,397,613	$ 77,648,781

	* Note: Amounts may not foot due to rounding.

17 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule XVII - Schedule of Expense Distribution by Department or Service Function

Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

			DEPARTMENT OR SERVICE FUNCTION
Acct.		Total						Entergy	Technical		Retail	Construction, Asset Mgmt
Number	Description of Items	Amount	Executive	Telecom	Development	Legal	Administration	Power Mktg.	Services	Nuclear	Business	& Plant Opertions

920	Salaries and Wages	$3,283,346	$44,597	$283,965	$463,873	($1,674)	$1,302,190	($84,835)	$0	$24,532		$1,250,698
921	Office Supplies and Expenses	1,472,967		452	844,588	368	195,079			18,099		414,382
922	Admin. Expense Transferred - Credit	-
923	Outside Services Employed	63,146,872	132,633		4,982,172	471	55,895,306		(57)		(67,038)	2,203,385
924	Property Insurance	26,849			1,121		25,728
925	Injuries and Damages	2,673,668			17,493		2,656,175
926	Employee Pensions and Benefits	5,356,455	27,292	64,974	967,026	3,110	3,717,621	7,998	0	4,272		564,162
928	Regulatory Commission Expenses	120			120
930.1	General Advertising Expenses	1			1
930.2	Miscellaneous General Expenses	(1,160,466)		9,194	(59,262)	(19,637)	(1,139,275)		780	5,646		42,088
931	Rents	6,094,611		6	3,477,392	9,402	2,576,892	316	0			30,602
932	Maintenance of Structures and Equipment	97,064		35	239	168	96,474					148
940	Reserve for Active Development	-
403	Depreciation and Amortization Expense	1,754,441			(70,717)		1,502,342					322,815
408	Taxes Other Than Income Taxes	527,192	10,101	21,314	288,054	(124)	(29,874)	2,073	0	1,864	(5,028)	238,811
409	Income Taxes	(11,622,011)			(11,622,011)
410	Provision for Deferred Income Taxes	7,114,907			7,114,907
416	Cost & Exp of Merchandising	-
421	Gain/Loss on Dispositions	25,467			25,467
426.1	Donations	760			360							400
426.3	Penalties	3,758			2,042		1,716
426.5	Other Deductions	206			206
431	Other Interest Expense	50,821			31,086		19,735

	TOTAL EXPENSES	$78,847,030	$214,623	$379,941	$6,464,157	($7,915)	$66,820,109	($74,448)	$724	$54,412	($72,066)	$5,067,491

	* Note: Amounts may not foot due to rounding.

18 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Departmental Analysis of Salaries - Account 920

	Departmental Salary Expense
Name of Department		Included in Amounts Billed to			Number of
Indicate each department	Total	Parent	Other	Non	Personnel
or service function	Amount	Company	Associates	Associates	End of Year

Executive	$ 259,268	$ -	$ 259,268	$ -	-
Development, Telecom, Power Mkting,	$1,259,669	-	1,259,669	-	24
Technical Svcs, Nuclear, & Other
Legal	(94)	-	(94)	-	1
Administration	746,810	-	746,810	-	6
Severance	45,974	-	45,974	-	3
Overhead charges & Other Misc.	-	-	971,720	-	-
Costs

TOTAL	$2,311,626	$ -	$3,283,346	$ -	34

* Note: Amounts may not foot due to rounding.

19 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Outside Services Employed - Account 923

Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

				Relationship
				"A" - Associate
				"NA" - Non
From Whom Purchased		Address		Associate	Amount

See pages 20-A thru 20-C					$63,146,872

20 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For Year Ended December 31, 2004

Outside Services Employed - Account 923

		Relationship
		"A"- Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount
ABC York Way, LTD	145 147 York Way	NA	$467
ABC York Way, LTD	London
ABC York Way, LTD	N7-9LG
Adams and Reese	4500 One Shell Square	NA	1,761
Adams and Reese	New Orleans, LA 70139
American Electric Power	P.O. Box 24417	NA	6,878
American Electric Power	Canton, OH 44701-4417
Associated Air Services	Units 4-6 Feltham Business Complex	NA	1,800
Associated Air Services	Browells Lane
Associated Air Services	Feltham, Middlesex TW13 7EQ
Baker Investigation & Security Services	1401 Adams St.	NA	11,966
Baker Investigation & Security Services	Vicksburg, MS. 39180
Brian Baturecich	Equitable House	NA	1,064
Brian Baturecich	47 King William Street
Brian Baturecich	London, EC4R9JD
Boc Gases	P.O. Box 40336	NA	837
Boc Gases	Atlanta, Georgia 31192-0336
Career Placement Temporaries	4444 Richmond Avenue	NA	1,961
Career Placement Temporaries	Houston, TX 77027-6798
Cingular Wireless	P.O. BOX 31488	NA	918
Cingular Wireless	Tampa, Florida 33631-3488
Citibank USA NA	701 E. 60th Street N.	NA	174,422
Citibank USA NA	Sioux Falls, SD 57117
City of Vicksburg	770 Kemp Bottom Road	NA	4,887
City of Vicksburg	Vicksburg, MS. 39180
Comensura Inc.	1775 St. James Place	NA	2,724
Comensura Inc.	Houston, TX 77056
DBM-DOONE	Equitable House	NA	2,090
DBM-DOONE	47 King William Street
DBM-DOONE	London, EC4R9JD
Deloitte & Touche LLP	333 Clay Street, Suite 2300	NA	375,415
Deloitte & Touche LLP	Houston, TX 77002-4196
Dell Marketing Corp	P.O. Box 890837	NA	958
Dell Marketing Corp	Dallas, TX 75389-0837
Ecolochem	P.O. Box 18162	NA	12,100
Ecolochem	Merrifield, VA 221180162
Energie Rinnovabili Italia Srl	14153 Genova	NA	11,548
Energie Rinnovabili Italia Srl	Genova, ITA 16153
Entergy Power Development Corp.	PO Box 61000	A	(838,106)
Entergy Power Development Corp.	New Orleans, LA 70161-1000
Entergy Enterprises, Inc-Billing	639 Loyola Ave.	A	1,368,592
Entergy Enterprises, Inc-Billing	New Orleans LA 70113
Entergy Enterprises, Inc-UK Working Fund	Equitable House	A	559,711
Entergy Enterprises, Inc-UK Working Fund	47 King William Street
Entergy Enterprises, Inc-UK Working Fund	London, EC4R9JD
Entergy Mississippi, Inc.	PO Box 61000	A	1,439
Entergy Mississippi, Inc.	New Orleans, LA 70161-1000
Entergy Koch Trading, LP	20 East Greenway Plaza	A	368,159
Entergy Koch Trading, LP	Houston, TX 77046
Entergy Services, Inc.	PO Box 61000	A	60,034,655
Entergy Services, Inc.	New Orleans, LA 70161
Federal Express	P.O. Box 1140	NA	972
Federal Express	Memphis, TN 38101-1140

20A of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For Year Ended December 31, 2004

Outside Services Employed - Account 923
		Relationship
		"A"- Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount
Finacial Modelling Com, LTD	P.O. Box 10102	NA	6,532
Finacial Modelling Com, LTD	London, E1 8tn United Kingdom
Fitzmorris & Associates Inc	909 Poydras Suite 1780	NA	11,500
Fitzmorris & Associates Inc	New Orleans, LA 70112
Freshfields Bruckhaus Deringer	Fortuny 6	NA	2,936
Freshfields Bruckhaus Deringer	28010 Madrid
Freshfields Bruckhaus Deringer	Madrid ESP
GE Capital	P.O. Box 676004	NA	889
GE Capital	Dallas, TX 75267-6004
Glankler Brown PLLC	One Commerce Square Ste. 1700	NA	536
Glankler Brown PLLC	Memphis, TN 38103
Hempsons Solicitors	Hempsons House	NA	27,828
Hempsons Solicitors	40 Villiers Street
Hempsons Solicitors	London, WC2N 6NJ
Ina Field Services, Inc	1616 East Farmont St.	NA	2,910
Ina Field Services, Inc	LongView, Texas 75604
Ingersoll Rand Company	P.O. Box 951358	NA	1,165
Ingersoll Rand Company	Dallas, TX 75395
Iron Mountain	P.O. Box 65017	NA	2,106
Iron Mountain	Charlotte, NC 28265-0017
Kitz Corporation of America	P.O. Box 4383 Dept #8	NA	11,351
Kitz Corporation of America	Houston, TX 77210
Koch Properties Company LP	20 Greenway Plaza, Suite 200	NA	559
Koch Properties Company LP	Houston, TX 77046
Legal Services	Equitable House
Legal Services	47 King William Street	NA	16,885
Legal Services	London, EC4R9JD
Locke, Liddell, and Sapp LLP	PO Box 201072	NA	1,955
Locke, Liddell, and Sapp LLP	Houston, TX 77216-1072
McGriff, Seibels, & Williams Inc.	2211 7th Avenue South	NA	18,349
McGriff, Seibels, & Williams Inc.	Birmingham, AL 35233
Macchi di Cellere e Gangemi	Via Serbelloni 4	NA	23,026
Macchi di Cellere e Gangemi	20122 Milano
Mason Solicitors Office Account	30 Aylesbury Street	NA	290,357
Mason Solicitors Office Account	London, GBR EC1R OER
Minolet Business Solutions, Inc	P.O. Box 676013	NA	2,238
Minolet Business Solutions, Inc	Dallas, TX 75267-6013
Neg of Diapidations/Net Logix	Equitable House	NA	127,615
Neg of Diapidations/Net Logix	47 King William Street
Neg of Diapidations/Net Logix	London, EC4R9JD
Ondeo Nalco Co	P.O. Box 70716	NA	26,669
Ondeo Nalco Co	Chicago, IL 60673-0716
Osborne Industries	P.O. Box 1605	NA	2,455
Osborne Industries	Weller, TX 77484
Pitney Bowes Credot Corp	P.O. Box 41067	NA	591
Pitney Bowes Credot Corp	Norfolk, VA 23541-1067
PriceWaterhouseCoopers LLP	333 Market Street, 18th Floor	NA	82,735
PriceWaterhouseCoopers LLP	San Francisco, CA 94105
Project Consultants Intl, Inc	P.O. Box 1111	NA	50,666
Project Consultants Intl, Inc	Grand Cayman, BWI, Cayman Islands

20B of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For Year Ended December 31, 2002

Outside Services Employed - Account 923

		Relationship
		"A"- Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount

Science Applications International Corp.	10260 Campus Point Drive	NA	301,113
Science Applications International Corp.	San Diego, CA 92121-1578
Shaw Group	4171 Essen Lane	NA	1,500
Shaw Group	Baton Rouge, LA 70809
Skadden, Arps, Slate & Meagher & Flom, LLP	One Canada Square; Canary Wharf	NA	(357,805)
Skadden, Arps, Slate & Meagher & Flom, LLP	London, GBR E14 5DS
STCS-HR Consultancy	51 Hamilton Road	NA	9,477
STCS-HR Consultancy	Thornton Heath
STCS-HR Consultancy	Surry, CR7 8NN
Stibbe	Exchange House	NA	4,484
Stibbe	Primrose Street
Stibbe	London EC2A 2ST
STRB Advocation Inv	Equitable House	NA	4,032
STRB Advocation Inv	47 King William Street
STRB Advocation Inv	London, EC4R9JD
Studio Angelelli	Dottori Commercialisti	NA	33,810
Studio Angelelli	Revisori Contabili
Studio Angelelli	20121 Milano-Via San Prospero, 4
STvB Adocaten (Europe) N.V.	Concertgebouwplein 5	NA	6,301
STvB Adocaten (Europe) N.V.	1071 LL Amsterdam, The Netherlands
STvb Advpcaten NV	Concertgebouwplein 5	NA	6,570
STvb Advpcaten NV	1071 LL Amsterdam, The Netherlands
Thornton Training Services	51 Hamilton Road	NA	9,365
Thornton Training Services	Thornton Heath
Thornton Training Services	Surry, CR7 8NN
Warfab Field Machining & Erection Corp	P.O. Box 390	NA	21,334
Warfab Field Machining & Erection Corp	Hallsville, TX 75650
WCM Group, Inc.	PO Box 4563	NA	3,777
WCM Group, Inc.	Houston, TX 77210-4563
V Judge DBM	Equitable House	A	6,090
V Judge DBM	47 King William Street
V Judge DBM	London, EC4R9JD
Wheeler Consulting	14111 Hambleton Dr.	NA	68,772
Wheeler Consulting	Houston, TX 77069
Wind Site search in Italy	Equitable House	A	67,819
Wind Site search in Italy	47 King William Street
Wind Site search in Italy	London, EC4R9JD
Wierzbowski I Wspolnicy	Al. Armii Lodowej 14	A	4,048
Wierzbowski I Wspolnicy	00-638 Warszawa, Poland
Winstead Sechrest & Minick PC	5400 Renaissance Tower	NA	1,181
Winstead Sechrest & Minick PC	1201 Elm Street
Winstead Sechrest & Minick PC	Dallas, TX 75270-2199
Womble Carlyle Sandridge and Rice	P.O. Box 84	NA	1,096
Womble Carlyle Sandridge and Rice	Winston Salem, NC 27102
Xerox Connect	P.O. Box 828187	NA	385
Xerox Connect	Philadelphia, PA 19182-8187
All Others (71)		NA	134,444

Total All			$63,146,872

* Note: Amounts may not foot due to rounding.

20C of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Employee Pensions and Benefits - Account 926

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description		Amount

This item includes primarily costs billed from Entergy Services, Inc. and are not benefits of EEI.		$210,186
EEI benefits allocations		5,136,807
Educational reimbursement		9,461

	TOTAL	$5,356,454

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

General Advertising Expenses - Account 930.1

Instructions:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Name of Payee		Amount

General Advertising Expenses in 2004		$1
for Entergy Enterprises, Inc.

	TOTAL	$1

* Note: Amounts may not foot due to rounding.

21 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Miscellaneous General Expenses - Account 930.2

Instructions:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

Description		Amount

Severance & lease amortization		$ (1,030,147)
Outside services from ESI		(322,144)
Outsource billing		597
Bank fees		11,105
Clearing account 184 from balance sheet		106,497
EEI overhead expenses		68,396
Demon. & selling expense		7,503
Travel Expenses		5,646
Other miscellaneous expenses (including capital expense)		(7,920)
	TOTAL	($1,160,467)

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Rents - Account 931

Instructions.
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property		Amount

Building, Facility, & Real Property Rentals		$ 5,947,995
Office Equipment & Other Rentals		129,019
Other		17,598

	TOTAL	$ 6,094,611

* Note: Amounts may not foot due to rounding.\

22 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Taxes Other Than Income Taxes - Account 408

Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind of Tax		Amount

Property Taxes		$170,025
State Franchise Tax		115,550
Miscellaneous (O, I, & D)		111,999
Payroll Tax		72,854
Ad Valorem		55,572
Excise Tax		1,150
Occupation Tax		42

	TOTAL	$527,192

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Donations - Account 426.1

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

Name of Recipient		Amount

UNO Scholarship Golf Tournament		$400
Entergy Services, Inc. Donations		316
Nespresso Club		44

	TOTAL	$760

* Note: Amounts may not foot due to rounding.

23 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Other Deductions - Account 426.5

Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

Description	Name of Payee		Amount

Political Organizations	Various		$160

Miscellaneous ESI Billings	Various		45

		TOTAL	$205

24 of 27 pages

ANNUAL REPORT OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2004

Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 13B - 13D

25 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

Organization Chart

DIRECTORS	POSITION
Leo P. Denault	Director
S. Gareth Brett	Director
Mark T. Savoff	Director

OFFICERS	POSITION
S. Gareth Brett	President and Chief Executive Officer
Joseph T. Henderson	Senior Vice President and General Tax Counsel
Robert D. Sloan	Senior Vice President, Secretary, and General Counsel
Robert A. Malone	Vice President - Engineering and Construction
Steven C. McNeal	Vice President and Treasurer
Robert J. Cushman	Vice President
Turgay Gurun	Vice President
Jonathan E. Long	Vice President
Stephen A. Lorio	Vice President
Christopher T. Screen	Assistant Secretary
Thomas G. Wagner	Assistant Secretary
Rory L. Roberts	Tax Officer

Methods of Allocation

Entergy Enterprises, Inc. shall fully allocate and charge associated companies for the direct and indirect costs of it's services, determined in accordance with rules 90 and 91, in the manner set forth in the Service Agreements, and approved by the Commissions (7/8/93 (HCAR No. 25848)), based on direct costs related to the project or service being performed and a portion of Enterprises' indirect costs. Such indirect costs will be equitably allocated and charged based on one or more allocations including, but not limited, to five categories: (i) direct labor hours, (ii) total payroll dollars charged, (iii) base assignment of company employees, (iv) direct dollars charged, and (v) revenues.

Annual Statement of Compensation for Use of Capital Billed

- Not applicable -

26 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

Signature Clause

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Entergy Enterprises, Inc.

/s/ Stephen A. Lorio Stephen A. Lorio, Vice President

Date: April 26, 2005